UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 033-80655

CUSIP Number            N/A

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Mohegan Tribal Gaming Authority

Full name of Registrant

Former name if Applicable

One Mohegan Sun Boulevard

Address of Principal Executive Office (Street and Number)

Uncasville, CT 06382

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Mohegan Tribal Gaming Authority (“we” or the “Authority”) is delaying the filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016 (the “Quarterly Report”) to allow sufficient time for the Authority’s newly appointed interim principal executive officer to review the Quarterly Report prior to its filing, and to allow sufficient time to review and investigate the matters described below and any related control and disclosure implications.

On February 2, 2017, we were informed by a representative of the Office of Enforcement Counsel (“OEC”) of the Pennsylvania Gaming Control Board (the “PGCB”) that OEC is nearing completion of a review of possible operational control deficiencies at our gaming property located in Wilkes-Barre, Pennsylvania, Mohegan Sun Pocono, and that based on OEC’s preliminary findings, OEC anticipates that Mohegan Sun Pocono will be subject to disciplinary action including a fine and undertakings to remediate the issues identified by OEC. The operational control deficiencies, which we are presently in the process of remediating, relate to, among other things, our system of tracking and reporting the issuance of certain customer incentives such as free slot play.

On February 14, 2017, we informed OEC that, in connection with our ongoing review of Mohegan Sun Pocono’s operations, we terminated in January 2017 Mohegan Sun Pocono’s business relationship with ReferLocal, a marketing and advertising company with which Mohegan Sun Pocono did business since 2011 and in which our former President and Chief Executive Officer has a 5% equity interest, which equity interest had not previously been disclosed to our Management Board. On February 3, 2017, we received a letter from counsel to ReferLocal asserting, among other things, that ReferLocal had suffered damages in connection with the termination of our business relationship and may seek recovery of such damages from us and our former President and Chief Executive Officer. ReferLocal is not registered with the PGCB as a gaming service provider, and we cannot predict whether OEC will conclude that such registration was required or that one or more other aspects of our prior business relationship with ReferLocal was not in compliance with applicable gaming regulations.

The outcome of the foregoing matters is uncertain and we cannot estimate the extent of materiality or the amount or range of reasonably possible loss that may result from them.

The Authority intends to file the Quarterly Report as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mario C. Kontomerkos	860	862-8000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No*

*	The registrant is a voluntary filer of reports required to be filed by certain persons under Sections 13 or 15(d) of the Securities Exchange Act of 1934 and has filed all reports that would have been required during the preceding 12 months had it been subject to such filing requirements.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Authority anticipates that the changes in its results of operations reflected in the Quarterly Report will vary from the corresponding period for the Authority’s last fiscal year in a manner consistent with the information contained in the Authority’s Current Report on Form 8-K dated February 1, 2017, including the press release furnished as an exhibit 99.1 thereto (the “Form 8-K”). The information contained in the Form 8-K is incorporated by reference herein.

Mohegan Tribal Gaming Authority

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 15, 2017	By:	/s/ Kevin P. Brown
		Title:	Chairman, Management Board